UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                   May 9, 2006

                                  ------------

                           PETROLEUM GEO-SERVICES ASA
             (Exact name of registrant as specified in its charter)


                      STRANDVEIEN 4, N-1325 LYSAKER, NORWAY
                    (Address of principal executive offices)

                                    001-14614
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

[PGS LOGO]                                                      EARNINGS RELEASE
--------------------------------------------------------------------------------
FOR DETAILS, CONTACT:                                      FOR IMMEDIATE RELEASE
OLA BOSTERUD                                                         May 4, 2006
Phone +47 6752 6400, mobile: +47 90 95 47 43
CHRISTOPHER MOLLERLOKKEN
Phone: +47 6752 6400, mobile: +47 90 27 63 55
US INVESTOR SERVICES:
RENEE SIXKILLER
Phone: +1 281 509 8548


               PGS Announces Unaudited First Quarter 2006 Results



                  UNPARALLELED STRENGTH IN SEISMIC PERFORMANCE


     MAY 4, 2006: OSLO, NORWAY - Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE and NYSE: PGS) announced today its unaudited first quarter 2006 results under U.S. GAAP.

     o FURTHER SUBSTANTIAL STRENGTHENING OF OPERATING PROFIT: Operating profit of $118.5 million, up $79.1 million compared to Q1 2005 (pro forma excluding Pertra and the gain from sale of Pertra)

     o MARINE GEOPHYSICAL PERFORMANCE RAISED TO NEW LEVELS: Contract revenues doubled from Q1 2005 with average contract EBIT margin approaching 40%. Multi-client late sales developing favorably with a 20% increase over Q1 2005

     o ONSHORE DELIVERING HEALTHY RESULTS: Operating profit of $9.9 million, up $8.0 million compared to Q1 2005 as a result of improved contract earnings and strong multi-client late sales

     o    PRODUCTION IMPACTED BY LOWER VOLUMES THAN ANTICIPATED ON THE VARG
          FIELD: Operating profit of $12.4 million, down $3.1 million from Q1
          2005

     o PGS SHAREHOLDERS APPROVED DEMERGER: The extraordinary general meeting April 28, 2006, approved the Company's previously announced demerger plan. Consequently, we are proceeding towards establishing our Production segment as a separately listed company named Petrojarl ASA and expect to complete the distribution of 80.01% of the shares in Petrojarl ASA to our shareholders and sell up to the remaining 19.99% in an offering on or about June 30, 2006



--------------------------------------------------------------------------------

Petroleum Geo-Services ASA     Phone:  +47 6752 6400     Petroleum Geo-Services Inc     Phone: +1 281-509-8000
Strandveien 4                  Fax:    +47 6752 6464     15150 Memorial Drive           Fax: +1 281-509-8500
P.O. Box 89                                              Houston, TX 77079, USA
N-1325 Lysaker, Norway


--------------------------------------------------------------------------------

KEY FIGURES AS REPORTED

----------------------------------------------------------------------------------------------
                                                                Quarter ended      Year ended
                                                                  March 31,       December 31,
                                                            ----------------------------------
                                                              2006       2005          2005
                                                            Unaudited  Unaudited     Audited
----------------------------------------------------------------------------------------------
                                                                 (In millions of dollars)
Revenues                                                     $  377.5   $  285.0      $1,196.3
----------------------------------------------------------------------------------------------
Operating profit/EBIT                                           118.5      189.6         335.4
----------------------------------------------------------------------------------------------
Net income                                                       70.3      155.4         112.6
----------------------------------------------------------------------------------------------
Earnings per share ($ per share)                                 1.17       2.59          1.88
----------------------------------------------------------------------------------------------
Adjusted EBITDA (as defined)                                    158.9       91.6         416.9
----------------------------------------------------------------------------------------------
Net cash provided by operating activities                        72.6       73.6         279.1
----------------------------------------------------------------------------------------------
Cash investment in multi-client                                 (10.0)      (9.9)        (55.7)
----------------------------------------------------------------------------------------------
Capital expenditures                                            (54.5)     (15.2)        (90.5)
----------------------------------------------------------------------------------------------
Total assets (period end)                                     1,772.1    1,918.6       1,717.6
----------------------------------------------------------------------------------------------
Cash and cash equivalents (period end)                          123.7      332.1         121.5
----------------------------------------------------------------------------------------------
Net interest bearing debt (period end)                       $  808.6   $  791.9      $  828.7
----------------------------------------------------------------------------------------------


PRO FORMA KEY FIGURES(1) EXCLUDING PERTRA

----------------------------------------------------------------------------------------------
                                                                Quarter ended      Year ended
                                                                  March 31,       December 31,
                                                            ----------------------------------
                                                              2006       2005          2005
                                                            Unaudited  Unaudited    Unaudited
----------------------------------------------------------------------------------------------
                                                                 (In millions of dollars)
Revenues                                                        377.5     $258.7      $1,170.1
----------------------------------------------------------------------------------------------
Operating profit/EBIT                                           118.5       39.4         177.7
----------------------------------------------------------------------------------------------
Adjusted EBITDA (as defined)                                   $158.9      $85.0      $  410.3
----------------------------------------------------------------------------------------------


     Svein Rennemo, PGS Chief Executive Officer, commented:


     "The markets for our services exhibit a strength that exceeds historical experience. Our strong market position and operating performance produced very strong results in the first quarter. The continued trend of improved demand and prices for our Marine Geophysical services confirm and strengthen our expectations of strong earnings in 2006 and 2007.

     Our marine seismic performance was excellent in the first quarter with the fleet fully dedicated to contract work. Contract revenues more than doubled from the same period last year to a record level of $185.3 million, with the average EBIT margin for contract work approaching 40 percent. For the full year contract EBIT margins are expected to stay around this level. In the coming quarters we plan to use significantly more of our fleet capacity to acquire multi-client data implying relatively lower contract revenues. Our multi-client investments are expected to be made at historically high pre-funding levels.

     Our Onshore operations have reached stable production rates on new contracts in the North African market. Generally good crew continuity in other regions, as well as improved multi-client late sales, produced healthy results in the first quarter and we expect full year results in 2006 to be substantially stronger than 2005.



--------------------

(1) Pro forma key figures as presented in the table show revenues, operating profit (loss) and Adjusted EBITDA as if Pertra had not been part of the consolidated PGS group of companies for any of the periods presented. Pertra was sold March 1, 2005.

--------------------------------------------------------------------------------
                                                                          Page 2

--------------------------------------------------------------------------------

     Revenues and results in our Production segment were weaker than we expected at the start of the year. As a result of reservoir and well related issues, the output from the Varg field is significantly lower than earlier forecasts. These issues are expected to continue at least well into Q3. Daily production volume is currently at levels which would allow us to terminate the production contract with 90 days notice and we have initiated discussions with Talisman aiming to improve the current compensation structure. We are also frontloading our efforts of exploring redeployment opportunities for Petrojarl Varg. As a result of the low expected production volume on Petrojarl Varg and seasonal increase in operating expenses, we expect weak results in Q2 for Production.

     Our extraordinary general meeting approved the separation of our Geophysical and Production businesses. We are proceeding towards establishing Petrojarl ASA as a separately listed company, and we expect to distribute 80.01% of the shares in Petrojarl ASA to our shareholders and sell up to the remaining 19.99% in an offering on or about June 30, 2006."


Q1 HIGHLIGHTS

     PGS GROUP

     o Revenues of $377.5 million, up $118.8 million (46%) from Q1 2005 (pro forma excluding Pertra), driven by strong increase in contract revenues in Marine Geophysical

     o Operating profit of $118.5 million, up $79.1 million (201%) from Q1 2005 (pro forma excluding Pertra)

     o Net income of $70.3 million compared to $155.4 million in Q1 2005 (which included a one-off gain from sale of Pertra of $150.3 million)

     o Cash flow from operations of $72.6 million, down $1.0 million (1%) from Q1 2005, and net interest bearing debt of $808.6 million at March 31, 2006. In Q1 2006 working capital showed a temporary significant increase, caused primarily by increased receivables on certain projects and strong multi-client late sales in March, which should benefit cash flow in the coming quarters

     MARINE GEOPHYSICAL

     o    Total revenues of $248.6 million, up $100.4 million (68%) from Q1 2005

     o Contract acquisition revenues of $185.3 million, up $93.7 million (102%) from Q1 2005

     o    Multi-client revenues of $55.5 million, up $7.7 million (16%) from Q1
          2005

     o    Operating profit of $104.7 million, up $82.1 million (363%) from Q1
          2005

     o    All active 3D vessel time used for contract acquisition in Q1

     o Order backlog at March 31, 2006 of $396 million compared to $365 million at the end of 2005 and $211 million at March 31, 2005

     o Entered into a contract to build a new third generation Ramform vessel for delivery in first quarter 2008

     ONSHORE

     o    Revenues of $62.5 million, up $25.5 million (69%) from Q1 2005

     o    Operating profit of $9.9 million compared to $1.9 million in Q1 2005

     o Performance improvement driven by entering into data acquisition phase of projects in Africa, favorable crew continuity in other regions and improved multi-client late sales

     o Order backlog at March 31, 2006 of $155 million compared to $137 million at the end of 2005 and $108 million at March 31, 2005

     PRODUCTION

     o    Total revenues of $66.5 million, down $1.2 million (2%) from Q1 2005

     o    Operating profit of $12.4 million, down $3.1 million (20%) from Q1
          2005

     o Revenues on Petrojarl I were reduced as a result of natural field decline and the expected increase of revenues on Petrojarl Varg was not realized due to reservoir- and well flow issues

--------------------------------------------------------------------------------
                                                                          Page 3

--------------------------------------------------------------------------------

     o Operating expenses in Q1 seasonally lower due to limited maintenance activity

     o The process to establish the JV with Teekay, Teekay Petrojarl Offshore, is progressing and final agreement is expected to be signed in the second quarter

OUTLOOK 2006

     MARINE GEOPHYSICAL

     o The marine 3D seismic market has continued to strengthen and full year streamer contract EBIT margins are now expected to be around 40%

     o The Company plans to use more of its capacity to acquire multi-client data in the remaining quarters of 2006, causing contract revenues to decrease and multi-client pre-funding revenues to increase compared to Q1. The current vessel schedule would result in approximately 25% of full year active streamer time in multi-client acquisition and approximately 75% in contract

     o Multi-client late sales expected to be somewhat lower than 2005 as a result of low level of investment over recent years. Forecasting multi-client late sales for individual periods involves a high degree of uncertainty as a result of the nature of the business

     o Cash investments in multi-client library expected to approximately double from an investment of $46 million in 2005, with pre-funding levels significantly higher than 2005

     o Planned capital expenditures of $150-160 million, primarily related to streamer expansion and replacement program and our project to build a new and enhanced Ramform vessel for delivery early 2008

ONSHORE

     o Revenues and operating profit expected to be significantly above 2005 levels

     o Cash investments in multi-client library expected to more than double from an investment of $8 million in 2005

     o    Planned capital expenditures of approximately $10 million

PRODUCTION

     o Total revenues from the Company's four FPSOs are expected to be somewhat lower than full year 2005

          o Production levels on Petrojarl Varg are expected to be negatively impacted by reservoir and well related issues at least through August

          o Q2 production on Petrojarl Foinaven is expected to be negatively impacted by a 30 day production slow-down to perform maintenance on separators starting in May, in which average daily production is expected to be reduced to approximately 40,000 barrels per day

     o Full year operating expenses, including maintenance, expected to be broadly in line with 2005

DEMERGER

     The Company's shareholders approved a demerger plan to separate the Geophysical and Production businesses in an extraordinary general meeting April 28, 2006. The plan involves establishing the Production segment as a separately listed company, Petrojarl ASA, on the Oslo Stock Exchange, and a distribution of 80.01% of the Petrojarl shares to PGS shareholders and a sale by the Company of up to the remaining 19.99% of the Petrojarl shares in an offering, the latter being subject to prevailing market conditions and applicable securities laws.

     The separation is expected to be completed on or about June 30, 2006. The completion is subject to a two month creditor notification period, financing of Petrojarl ASA and such other conditions precedent as set out in the demerger plan.

--------------------------------------------------------------------------------
                                                                          Page 4

--------------------------------------------------------------------------------

     In connection with the demerger, the Company has entered into agreements, subject to final documentation, either as part of the demerger plan or otherwise, to facilitate the demerger. These agreements include agreements relating to the financing of Petrojarl ASA and amendments of several commercial contracts to reflect the demerger. For the UK leases on three of the Ramform seismic vessels and the production equipment for the Ramform Banff, the Company has entered into agreements, subject to final documentation and completion of the demerger, with the lessors providing for certain options with respect to the termination of the leases at reduced termination fees. If all of such leases were terminated, PGS and Petrojarl would be required to make combined termination payments of up to 13 million British pounds (approximately $23 million). Upon termination, PGS and, in the case of Ramform Banff, Petrojarl would become the owner of the assets and avoid any additional rental payments relating to the UK leases. In addition, the Company has reached an agreement, subject to final documentation, with the operator of Petrojarl Foinaven to provide the benefit of financial covenants that would apply to Petrojarl following the demerger and to make other amendments to the existing contractual arrangements, in each case subject to completion of the demerger and certain other conditions.

     The Company expects to distribute a listing and offering prospectus relating to the planned offering of shares and listing of Petrojarl ASA around mid June 2006.













--------------------------------------------------------------------------------
                                                                          Page 5

--------------------------------------------------------------------------------

                Petroleum Geo-Services ASA and Subsidiaries (1)
                     Consolidated Statements of Operations


======================================================================================================
                                                                      Quarter ended       Year ended
                                                                         March 31,        December 31,
                                                                --------------------------------------
                                                                    2006          2005          2005
                                                                  Unaudited     Unaudited     Audited
======================================================================================================
                                                                       (In thousands of dollars)
Revenues                                                       $    377,501  $    284,986  $ 1,196,326
-------------------------------------------------                  --------      --------     --------
Cost of sales (2)                                                   197,827       171,973      700,650
Exploration costs                                                         -         1,438        1,438
Research and development costs                                        3,320         2,518        9,918
Selling, general and administrative costs (2)                        17,461        17,466       67,420
-------------------------------------------------                  --------      --------     --------
   Operating expenses before depreciation, amortization,
     impairment of long-lived assets, net gain on sale of
     subsidiaries and other operating (income) expense, net         218,608       193,395      779,426
Depreciation and amortization                                        40,408        58,707      259,355
Impairment of long-lived assets                                           -             -        4,575
Net gain on sale of subsidiaries                                          -      (150,318)    (156,382)
Other operating (income) expense, net                                     -        (6,384)     (26,095)
-------------------------------------------------                  --------      --------     --------
   Operating profit                                                 118,485       189,586      335,447
Income from associated companies                                         48             -          276
Interest expense                                                    (18,290)      (27,331)     (96,356)
Debt redemption and refinancing costs                                     -             -     (107,315)
Other financial items, net                                             (112)        5,705        5,918
-------------------------------------------------                  --------      --------     --------
   Income before income tax expense and                             100,131       167,960      137,970
     minority interest
Income tax expense                                                   32,762        12,185       21,827
Minority interest                                                        58           356        4,065
-------------------------------------------------                  --------      --------     --------
   Income from continuing operations                                 67,311       155,419      112,078
Income from discontinued operations, net of tax                       3,000             -          500
-------------------------------------------------                  --------      --------     --------
   NET INCOME                                                  $     70,311  $    155,419  $   112,578
======================================================================================================
Basic and diluted net income per share                         $       1.17  $       2.59  $      1.88
-------------------------------------------------                  --------      --------     --------
Weighted average basic and diluted shares outstanding            60,000,000    60,000,000   60,000,000
------------------------------------------------------------------------------------------------------




         REVENUES BY QUARTER        ADJUSTED EBITDA (3) BY QUARTER
        2005 & 2006 [GRAPHIC]            2005 & 2006 [GRAPHIC]



(1) THIS INFORMATION HAS BEEN PREPARED BASED ON U.S. GAAP. THE 2006 AND 2005 INTERIM FINANCIAL INFORMATION IS UNAUDITED.

(2) EXCLUDING DEPRECIATION AND AMORTIZATION, WHICH IS SHOWN SEPARATELY.

(3) ADJUSTED EBITDA, WHEN USED BY THE COMPANY, MEANS INCOME BEFORE INCOME TAX EXPENSE AND MINORITY INTEREST LESS, OTHER FINANCIAL ITEMS, DEBT REDEMPTION AND REFINANCING COSTS, INTEREST EXPENSE, INCOME FROM ASSOCIATED COMPANIES, OTHER OPERATING (INCOME) EXPENSE, NET GAIN ON SALE OF SUBSIDIARIES, IMPAIRMENT OF LONG-LIVED ASSETS AND DEPRECIATION AND AMORTIZATION. SEE SUPPORT TABLES FOR A MORE DETAILED DISCUSSION OF AND RECONCILIATION OF ADJUSTED EBITDA TO INCOME BEFORE INCOME TAX EXPENSE AND MINORITY INTEREST. ADJUSTED EBITDA MAY NOT BE COMPARABLE TO OTHER SIMILARY TITLED MEASURES FROM OTHER COMPANIES. PGS HAS INCLUDED ADJUSTED EBITDA AS A SUPPLEMENTAL DISCLOSURE BECAUSE MANAGEMENT BELIEVES THAT IT PROVIDES USEFUL INFORMATION REGARDING PGS' ABILITY TO SERVICE DEBT AND TO FUND CAPITAL EXPENDITURES AND PROVIDES INVESTORS WITH A HELPFUL MEASURE FOR COMPARING ITS OPERATING PERFORMANCE WITH THAT OF OTHER COMPANIES. ADJUSTED EBITDA IS CONSIDERED A NON U.S. GAAP MEASURE.

(4) PRO FORMA REVENUES AND ADJUSTED EBITDA ARE PRESENTED AS IF PERTRA HAD NOT BEEN PART OF THE CONSOLIDATED PGS GROUP OF COMPANIES FOR ANY OF THE PERIODS PRESENTED. THE PRO FORMA INFORMATION IS A NON-U.S. GAAP MEASURE.

--------------------------------------------------------------------------------
                                                                          Page 6

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OPERATIONS

     The Company manages its business in three segments:

     o Marine Geophysical, which consists of streamer seismic data acquisition, marine multi-client library, data processing and reservoir consulting;

     o Onshore, which consists of all seismic operations on land and in shallow water and transition zones, including onshore multi-client library; and

     o Production, which owns and operates four harsh environment FPSOs in the North Sea.

     Pertra was sold March 1, 2005, and revenues and expenses of Pertra are included in consolidated revenues and expenses through February 2005. Pro forma revenues and operating profit, which are non U.S. GAAP measures, are provided to illustrate the effect on these income statement lines had Pertra been excluded from the consolidation effective January 1, 2005.

     The Company's shareholders approved a demerger plan to separate the Geophysical and Production businesses in an extraordinary general meeting April 28, 2006. The plan involves establishing the Production segment as a separately listed company, Petrojarl ASA, on the Oslo Stock Exchange and a distribution of 80.01% of the Petrojarl shares to PGS shareholders and a sale of up to the remaining 19.99% of the shares in an offering. The separation is expected to be completed on or about June 30, 2006. The Production business will be presented as discontinued operations, with retroactive effect for historical financial statements, from the time the separation is substantially completed. At the same time Pertra will be reclassified to discontinued operations in PGS' historical financial statements.

     Consolidated revenues in Q1 2006 were $377.5 million, an increase of $92.5 million, or 32%, from $285.0 million in Q1 2005. On a pro forma basis, excluding Pertra, revenues increased by $118.8 million, or 46%, compared to Q1 2005.

     The increase in pro forma consolidated revenues is primarily attributable to Marine Geophysical, where revenues increased by $100.4 million reflecting primarily a significant increase in contract revenues. In addition Onshore revenues increased by $25.5 million, while Production revenues decreased by $1.2 million compared to Q1 2005.

     Consolidated operating profit showed strong improvement rising to $118.5 million for Q1 2006 compared to $39.4 million (pro forma excluding Pertra) in Q1 2005. The increase primarily resulted from a strong improvement in Marine Geophysical operating profit, a rise of $82.1 million, as well as an improved Onshore performance. Production operating profit was reduced by $3.1 million. In addition, Q1 2005 operating profit included a $6.4 million gain relating to the release of certain liabilities relating to the Company's UK leases.

     Operating profit in Q1 2005, as reported, which included a gain from sale of Pertra of $150.3 million, was $189.6 million.

     MARINE GEOPHYSICAL. Total revenues increased by $100.4 million, or 68%, from $148.2 million in Q1 2005 to $248.6 million in Q1 2006.

     Contract revenues increased by $93.7 million, or 102%, from $91.6 million in Q1 2005 to $185.3 million in Q1 2006, as a result of improved pricing, better contractual terms and strong fleet operating performance. Approximately 87% of total 3D streamer capacity (measured by streamer months) was used for contract work in Q1 2006 compared to 82% in Q1 2005. Vessel steaming, which due to the global nature of the Company's operations is normally higher in Q2 and Q4, represented 8% of capacity in Q1 2006 compared to 11% in Q1 2005. Yard time accounted for 5% compared to 3% in Q1 2005, primarily due to completion of the conversion of Ocean and Falcon Explorer in Q1 2006.

--------------------------------------------------------------------------------
                                                                          Page 7

--------------------------------------------------------------------------------

     Multi-client late sales increased by $8.3 million, or 20% from $42.2 million in Q1 2005 to $50.5 million in Q1 2006. Sales were particularly strong offshore Africa, while sales in Brazil and the Gulf of Mexico were lower than Q1 2005.

     Multi-client pre-funding revenues decreased by $0.6 million, or 11%, from $5.6 million in Q1 2005 to $5.0 million in Q1 2006. Capitalized cash investments in multi-client library were $7.5 million in Q1 2006 compared to $7.4 million in Q1 2005. In Q1 2006 we did not use any 3D vessel time for multi-client acquisition, compared to 3% in Q1 2005. Pre-funding revenues were $5.0 million (67% of multi-client cash investments) in Q1 2006 compared to $5.6 million (76% of multi-client cash investments) in Q1 2005. The Company recognizes the significant opportunities in the strengthening multi-client market in key geographical areas and plans to increase its multi-client acquisition significantly in the remaining quarters of 2006 at pre-funding levels which are expected to be significantly higher than 2005.

     Marine Geophysical reported an operating profit of $104.7 million in Q1 2006 compared to $22.6 million in Q1 2005. The improvement was driven by a significant improvement in contract performance, increased multi-client revenues and significantly lower multi-client amortization rates (see separate paragraph discussing depreciation and amortization).

     Operating expenses (before depreciation and amortization) increased by $28.4 million compared to Q1 2005. From Q1 2005 there has been a general cost level increase for fuel and personnel, including accrual for expected 2006 personnel performance bonuses. In addition, project specific costs have increased and costs relating to yard work were higher in Q1 2006 due to the completed conversion of Ocean and Falcon Explorer.

     ONSHORE. Total revenues increased by $25.5 million, from $37.0 million in Q1 2005 to $62.5 million in Q1 2006. Contract revenues increased $24.4 million to $52.8 million in Q1 2006 resulting from increased activity in both in North America and in the Eastern Hemisphere (Nigeria and Libya). Multi-client revenues (including pre-funding) increased $1.1 million to $9.8 million in Q1 2006.

     Onshore recorded an operating profit of $9.9 million in Q1 2006, up $8.0 million compared to the $1.9 million achieved in Q1 2005. The improvement is driven by improved contract performance, since the projects in Africa have entered into the data acquisition phase, generally better crew continuity in other regions, and slightly higher multi-client sales combined with lower amortization rates.

     Investments in multi-client totaled $2.5 million in Q1 2006 compared to $2.1 million in Q1 2005.

     PRODUCTION. Total revenues decreased by $1.2 million, or 2%, from $67.7 million in Q1 2005 to $66.5 million in Q1 2006. Total average produced volume from the Company's four FPSOs was 96,458 barrels per day in Q1 2006, compared to 108,852 barrels per day in Q1 2005.

     Revenues from Petrojarl Foinaven increased by $0.7 million in Q1 2006 compared to Q1 2005. Production volumes were slightly down compared to Q1 2005, but the revenue effect was more than offset by changes in the production composition yielding a higher tariff to PGS and revenues from work performed for the operator on a reimbursable basis.

     Petrojarl I revenues decreased by $2.3 million in Q1 2006 compared to Q1 2005. Production volumes were reduced to approximately 11,000 barrels per day, down approximately 5,000 barrels per day compared to Q1 2005. At such production volumes PGS receives a minimum day rate. When PGS receives a minimum day rate for at least 90 days in a 120 day period the Company may terminate the contract with 90 days notice. However, the operator Statoil has the right, at each such termination, to cancel the termination through increasing the tariff element in increments of $1 per barrel.

--------------------------------------------------------------------------------
                                                                          Page 8

--------------------------------------------------------------------------------

     Revenues from Petrojarl Varg decreased by $0.6 million in Q1 2006 compared to Q1 2005. Average daily production was approximately 19,000 barrels per day which was in line with Q1 2005. Production volumes and revenues in Q1 2006, especially in the latter part of the quarter, were negatively affected by reservoir performance and down-hole issues which reduced the flow from several wells. Current production levels are around 10,000 barrels per day. Well interventions and other improvement work are ongoing and a drilling rig is expected to arrive in June 2006, however production levels are expected to remain low at least through August. At the current production level PGS is entitled to terminate with 90 days notice. PGS has initiated negotiations with Talisman to address the situation and seek to improve the compensation structure for the vessel. In parallel, further exploration of redeployment opportunities for Petrojarl Varg has been accelerated.

     Ramform Banff revenues increased by $0.3 million in Q1 2006 compared to Q1 2005. Production revenues are recorded based on the minimum day rate provision in the contract.

     Production recorded an operating profit of $12.4 million in Q1 2006 compared to $15.5 million in Q1 2005. Operating expenses (before depreciation and amortization) were $43.0 million in Q1 2006 compared to $41.1 million in Q1 2005.

     In Q1 2006 Production acquired, at a price of $35 million, the tanker Rita Knutsen to have available for later conversion to an FPSO. Until a conversion project is commenced the tanker will sail on a bareboat charter to the seller.



DEPRECIATION AND AMORTIZATION

     Gross depreciation (before capitalization to multi-client library) was $30.0 million in Q1 2006 compared to $37.5 million in Q1 2005, including $6.7 million related to Pertra. Adjusted for Pertra, depreciation, on a pro forma basis, decreased $0.8 million from Q1 2005 to Q1 2006.

     Amortization of multi-client library totaled $10.5 million (16% of multi-client revenue) in Q1 2006 compared to $22.0 million (39% of multi-client revenue) in Q1 2005. The decrease in amortization relates generally to lower amortization rates on sales made in Q1 2006 as well as an increase of sales relating to surveys which were already fully amortized ($50.6 million in Q1 2006 compared to $25.0 million in Q1 2005). Amortization as a percentage of revenues is expected to increase in future quarters since the Company plans to increase multi-client investments and pre-funding revenues will carry a higher amortization rate.

     The Company amortizes its multi-client library primarily based on the ratio between the cost of surveys and the total forecasted sales for such surveys. In applying this method, surveys are categorized into three amortization categories with amortization rates of 90%, 75% or 60% of sales amounts. Each category includes surveys where the remaining unamortized cost as a percentage of remaining forecasted sales is less than or equal to the amortization rate applicable to each category.

     The Company also applies minimum amortization criteria for the library projects based generally on a five-year life, but with individual shorter profiles established for existing surveys when the Company adopted fresh-start reporting in 2003. Furthermore, the Company records as amortization expense write-downs of individual multi-client surveys that are based on changes in project specific expectations and that are not individually material. In Q4, the Company performs its annual full sales forecasting process covering all its multi-client surveys. Since multi-client library projects generally are assessed for impairment on a project-by-project basis (rather than a portfolio) and due to the inherent uncertainty in forecasting future multi-client sales, impairment of individual surveys will frequently occur.

--------------------------------------------------------------------------------
                                                                          Page 9

--------------------------------------------------------------------------------

     In addition, in Q1 2006 the net book value of the Company's multi-client library and other intangible assets were reduced by $13.9 million as a result of realization of deferred tax assets, which had been offset by full valuation allowance when the Company's adopted fresh-start reporting November 1, 2003. No such reduction was recorded in Q1 2005.



INTEREST EXPENSE

     Gross interest expense in Q1 2006 was $18.6 million compared to $27.6 million in Q1 2005, a reduction of $9.0 million. The decrease reflects a significant reduction of interest-bearing debt and lower interest rates following repayment and refinancing of substantially all of the Company's 8% and 10% senior notes in 2005, as well as a reduction of capital leases outstanding.

     Capitalized interest for multi-client surveys in progress was $0.3 million in both Q1 2006 and Q1 2005.



OTHER FINANCIAL ITEMS, NET

     Other financial items, net, for Q1 2006 was an expense of $0.1 million compared to a gain of $5.7 million in Q1 2005, and includes:

     o Interest income of $2.5 million in Q1 2006 compared to $1.5 million in Q1 2005

     o Foreign exchange gain of $1.8 million in Q1 2006 compared to $2.7 million in Q1 2005

     o Additional required interest relating to UK leases, net of amortization of deferred UK lease gain, aggregating a net expense of $2.8 million in Q1 2006 compared to $0.6 million in Q1 2005. Q1 2006 is affected by a one-time settlement for further interest rate differential requirements relating to Ramform Challenger of $1.8 million



INCOME TAX EXPENSE

     Income tax expense in Q1 2006 was $32.8 million compared to $12.2 million in Q1 2005. Deferred tax represented an expense of $22.7 million in Q1 2006 compared to $7.0 million in Q1 2005. Current tax was an expense of $10.1 million in Q1 2006 compared to $5.2 million in Q1 2005.

     At March 31, 2006, the Company had a total of approximately $0.6 billion of deferred tax assets in different jurisdictions, predominantly in Norway and UK. A valuation allowance, by tax jurisdiction, is established when it is more-likely-than-not that all or some portion of the deferred tax assets will not be realized. The valuation allowance is periodically adjusted based upon the available evidence. During 2005, the Company concluded that certain valuation allowances were no longer necessary as available evidence, including recent profits and estimates of projected near term future taxable income, thus supporting a more-likely-than-not conclusion that the related deferred tax assets will be realized. As a result, in Q4 2005, the Company released a portion of its valuation allowance, resulting in the recognition of a deferred tax asset of $20.0 million in the balance sheet at December 31, 2005. In Q1 2006, the recognized deferred tax asset has been reduced to $11.1 million due to taxable income in Norway.

     If and when the Company realizes the benefits of deferred tax assets, for which a valuation allowance was established at the adoption of fresh-start reporting, the positive effect does not flow through to the income statement as a tax benefit, but is rather (as required under SOP 90-7) recorded as a reduction of the carrying value of long-term intangible assets existing at adoption of fresh-start reporting, until the value of such assets is reduced to zero, and thereafter directly to shareholders'

--------------------------------------------------------------------------------
                                                                         Page 10

--------------------------------------------------------------------------------

equity. As a result of realization of such deferred tax assets in Q1 2006, the Company reduced the carrying values of the remaining fresh-start long-term intangible assets as follows: $11.6 million of multi-client library and $2.3 million of other intangible assets.

     With its multi-national operations, the Company is subject to taxation in many jurisdictions around the world with increasingly complex tax laws. As previously disclosed, the Company has identified issues in several jurisdictions, including Norway, Singapore and Brazil, that could eventually make it liable to pay material amounts in taxes relating to prior years. The Company also has an issue relating to the rate at which capital allowances can be claimed under the UK lease for Petrojarl Foinaven. The Company has established, in accordance with U.S. GAAP, accruals for identified tax contingencies which are probable based on its best estimate relating to each contingency.



INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX

     In March 2006 the Company received additional consideration of $3.0 million from the sale of Atlantis in 2003. There was no such amount recognized in Q1 2005.



CAPITAL INVESTMENTS

     Cash investments in multi-client library (Marine Geophysical and Onshore) totaled $10.0 million in Q1 2006 compared to $9.9 million in Q1 2005.

     Capital expenditures totaled $54.5 million in Q1 2006 compared to $15.2 million in Q1 2005, consisting of:

     o Marine Geophysical with $17.0 million in Q1 2006 compared to $11.4 million in Q1 2005

     o    Onshore with $2.0 million in Q1 2006 compared to $0.9 million in Q1
          2005

     o Production with $35.0 million (acquired Rita Knutsen) in Q1 2006 compared to zero in Q1 2005

     o Shared Services and Corporate combined, $0.5 million in Q1 2006 compared to $2.8 million in Q1 2005

     o In Q1 2005 Pertra (sold March 1, 2005) was consolidated with capital expenditures of $0.1 million




--------------------------------------------------------------------------------
                                                                         Page 11

--------------------------------------------------------------------------------

Petroleum Geo-Services ASA and Subsidiaries (1) Consolidated Balance Sheets

=======================================================================================================
                                                                          March 31,        December 31,
                                                                 --------------------------------------
                                                                     2006          2005          2005
                                                                   Unaudited     Unaudited     Audited
=======================================================================================================
                                                                        (In thousands of dollars)
ASSETS
   Cash and cash equivalents                                           $ 123,685  $  332,128  $ 121,464
   Restricted cash                                                        18,980      25,418     14,494
   Shares available for sale and investment in securities                  6,729       8,071     13,222
   Accounts receivable, net                                              210,054     130,039    213,621
   Unbilled and other receivables                                        116,168      60,633     67,785
   Other current assets                                                   70,863      53,141     67,737
----------------------------------------------------------               -------     -------    -------
      Total current assets                                               546,479     609,430    498,323
   Property and equipment, net                                           999,330     993,674    972,018
   Multi-client library, net                                             134,929     233,362    146,171
   Oil and natural gas assets, net                                         1,375         555        639
   Restricted cash                                                        10,014      10,014     10,014
   Deferred tax assets                                                    11,066           -     20,000
   Investments in associated companies                                     5,812       5,720      5,935
   Other long-lived assets                                                43,593      32,569     40,086
   Other intangible assets, net                                           19,531      33,303     24,386
----------------------------------------------------------               -------     -------    -------
      Total assets                                                    $1,772,129  $1,918,627 $1,717,572
=======================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
   Short-term debt and current portion of long-term debt                  22,790     193,474     24,406
   Current portion of capital lease obligations                            6,579      39,036     20,495
   Accounts payable                                                       64,791      43,393     74,285
   Accrued expenses                                                      170,398     144,694    164,327
   Income taxes payable                                                   32,845      13,129     26,318
   Deferred tax liabilities                                                1,024           -      1,055
----------------------------------------------------------               -------     -------    -------
      Total current liabilities                                          298,427     433,726    310,886
   Long-term debt                                                        920,009     909,667    922,134
   Long-term capital lease obligations                                    11,906      17,301     13,205
   Deferred tax liabilities                                                  390       9,969        497
   Other long-term liabilities                                           135,697     171,449    140,790
----------------------------------------------------------               -------     -------    -------
      Total liabilities                                                1,366,429   1,542,112  1,387,512
----------------------------------------------------------               -------     -------    -------
   Minority interest in consolidated subsidiares                             786       1,002        785
   Shareholders' equity:
      Common stock; 60,000,000 shares authorized, issued and
         outstanding, par value NOK 10, at March 31, 2006 and
         December 31, 2005 and 20,000,000 shares authorized,
         issued and outstanding, par value NOK 30, at March 31,
         2005                                                             85,714      85,714     85,714
      Additional paid-in capital                                         277,427     277,427    277,427
      Accumulated earnings (deficit)                                      38,206      10,736    (32,105)
      Accumulated other comprehensive income (loss)                        3,567       1,636     (1,761)
----------------------------------------------------------               -------     -------    -------
      Total shareholders' equity                                         404,914     375,513    329,275
----------------------------------------------------------               -------     -------    -------
      Total liabilities and shareholders' equity                      $1,772,129  $1,918,627 $1,717,572
=======================================================================================================


(1) THIS INFORMATION HAS BEEN PREPARED BASED ON U.S. GAAP. THE 2006 AND 2005 INTERIM FINANCIAL INFORMATION IS UNAUDITED.



SHARES

     The Company has 60,000,000 ordinary shares, all one class and with equal rights, issued and outstanding. The ordinary shares are listed on the Oslo Stock Exchange. The Company's American Depository Shares ("ADS"), each of which represents one ordinary share, are listed on the New York Stock Exchange.

--------------------------------------------------------------------------------
                                                                         Page 12

--------------------------------------------------------------------------------

LIQUIDITY AND FINANCING

     At March 31, 2006 cash and cash equivalents amounted to $123.7 million compared to $121.5 million at December 31, 2005 and $332.1 million at March 31, 2005. The primary reason for the high cash balance at March 31, 2005 was the sales proceeds from the sale of Pertra, which was subsequently used to repay debt.

     Net cash provided by operating activities was $72.6 million in Q1 2006 compared to $73.6 million in Q1 2005. Cash flow in Q1 2006 was negatively impacted by a significant increase in working capital, caused primarily by increased receivables on certain projects and strong multi-client late sales in March. Although the increased revenues earned by the Company would cause an increase of accounts receivable, the Company believes that most of the increase is temporary and will benefit cash flow in the coming quarters.

     Restricted cash amounted to $29.0 million at March 31, 2006 compared to $24.5 million at December 31, 2005 and $35.4 million at March 31, 2005.

     The Company has a $150 million revolving credit facility maturing in 2010, out of which $11.3 million was used for letter of credits at March 31, 2006 while the remaining amount was undrawn.

     Interest bearing debt, including capital leases, was approximately $961 million as of March 31, 2006 compared to $980 million as of December 31, 2005 and $1,159 million as of March 31, 2005. Following the refinancing in December 2005, the $850 million term-loan maturing in 2012 is the primary component of our long-term debt.

     Net interest bearing debt (interest bearing debt less cash and cash equivalents, restricted cash and interest bearing investments) was approximately $808.6 million at March 31, 2006 compared to $828.7 million at December 31, 2005 and $791.9 million at March 31, 2005.

     PGS conducts business in various currencies and is subject to foreign currency exchange rate risk on cash flows related to revenues, expenses and financing and investing transactions in currencies other than the U.S. dollar. The Company's cash flows from operations are primarily denominated in U.S. dollars ("USD"), British pounds ("GBP") and Norwegian kroner ("NOK"). Revenues are predominantly denominated in USD while a portion of operating expenses is incurred in GBP and NOK. The Company hedges a portion of its foreign currency exposure related to operating expenses in non-USD currencies by entering into contracts to buy non-USD currencies forward. While the Company enters into these contracts with the purpose of reducing its exposure to changes in exchange rates, it does not account for the contracts as hedges. Consequently, all outstanding forward currency contracts are recorded at estimated fair value and gains or losses are included in other financial items, net.

     The $850 million term-loan maturing in 2012 bears interest at a floating rate based on USD Libor. The Company has entered into interest rate swap agreements fixing the interest rate for three to five years for $425 million of the loan. These swap agreements are accounted for as interest rate hedges.



UK LEASES

     The Company entered into capital leases from 1996 to 1998 relating to Ramform Challenger, Valiant, Viking, Victory and Vanguard; the FPSO Petrojarl Foinaven; and the production equipment for the Ramform Banff. The terms for these leases range from 13-25 years. These leases are described more fully in PGS' Annual Report on Form 20-F for the year ended December 31, 2005.

--------------------------------------------------------------------------------
                                                                         Page 13

--------------------------------------------------------------------------------

     The Company has indemnified the lessors for the tax consequences resulting from changes in tax laws or interpretations thereof or adverse rulings by the tax authorities ("Tax Indemnities") and for variations in actual interest rates from those assumed in the leases ("Interest Rate Differential").

     In connection with the adoption of fresh-start reporting in November 2003 the Company recorded a liability of 16.7 million British pounds (approximately $28.3 million) relating to the tax indemnities. The Company releases applicable portions of this liability if and when the Inland Revenue accepts the lessors' claims for capital allowances under each lease. In 2005 the Company released 9.4 million British pounds (approximately $17.2 million) of this liability, of which
3.3 million British pounds (approximately $6.4 million) in Q1. The remaining accrued liability as of March 31, 2006 is 7.3 million British pounds (approximately $12.8 million) and relates to the Petrojarl Foinaven lease, where there still is an open issue relating to the length of asset life.

     With respect to the Interest Rate Differential, the defeased rental payments are based on assumed Sterling LIBOR rates between 8% and 9% (the "Assumed Interest Rates"). If actual interest rates are greater than the assumed interest rates, the Company receives rental rebates. Conversely, if actual interest rates are less than the assumed interest rates, the Company pays additional rentals in excess of the defeased rental payments. Over the last several years, the actual interest rates have been below the assumed interest rates. When the Company adopted fresh-start reporting in November 2003 it recorded a liability of 30.5 million British pounds (approximately $51.6 million), equal to the estimated fair value of the future additional rental payments. This liability was amortized to 22.0 million British pounds (approximately $38.1 million) as of December 31, 2005. In Q1 2006 the Company paid 3.2 million British pounds (approximately $5.6 million) in a one-time settlement relating to the Interest Rate Differential for the Ramform Challenger. Consequently the Company also reversed the remaining deferred gain relating to Ramform Challenger of 2.2 million British pounds (approximately $3.8 million). The remaining accrued liability as of March 31, 2006 was 19.2 million British pounds (approximately $33.5 million).



BASIS OF UNAUDITED FINANCIAL STATEMENTS

     The unaudited consolidated financial statements for Q1 2006 are prepared in accordance with U.S. GAAP, using the same accounting principles as were used for the 2005 U.S. GAAP audited financial statements in the Company's Annual Report on Form 20-F for the year ended December 31, 2005. Consolidated statement of operations, balance sheets and statements of cash flows based on Norwegian GAAP are included in the attached supporting tables. The Company's financial statements prepared in accordance with Norwegian GAAP are, as previously reported, different from those prepared in accordance with U.S. GAAP in certain material respects.



INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

     PGS' primary financial reporting is in accordance with U.S. GAAP. Effective January 1, 2005 publicly traded companies in EU and EEA countries are required to report financial statements based on International Financial Reporting Standards ("IFRS"). Several EU/EEA countries, including Norway, have established transition rules allowing companies that are listed for public trading in the U.S. and have prepared complete financial statements under U.S. GAAP, at least from and including 2002, to defer adopting IFRS reporting until January 1, 2007. PGS has concluded that the transition rules apply to the Company and intends to defer its IFRS reporting until January 1, 2007.

--------------------------------------------------------------------------------
                                                                         Page 14

--------------------------------------------------------------------------------

INTERNAL CONTROL MATTERS

     PGS has previously disclosed material weaknesses in its internal controls over financial reporting. In its Annual Report on Form 20-F for the year ended December 31, 2005, the Company reported that it had concluded that such material weaknesses had been remediated. However, the Company also concluded that significant control deficiencies remained with respect to certain areas that are described in more detail in the Annual Report on Form 20-F. The Company believes that the actions that it has implemented will remediate the identified significant deficiencies.

     For additional support to the unaudited, first quarter 2006 results under U.S. GAAP and related news release and presentation, please visit our web site www.pgs.com.

                                      ****

     This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities nor shall there be any sale of such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No securities have been registered under the U.S. Securities Act of 1933 in connection with the matters described in this press release and no such securities may be offered or sold in the United States absent registration or an applicable exemption from registration under the Securities Act and applicable state securities laws.

                                      ****

     Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four harsh environment floating production, storage and offloading units (FPSOs). PGS operates on a worldwide basis with headquarters at Lysaker, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

     The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company, which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20-F for the year ended December 31, 2005. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.








--------------------------------------------------------------------------------
                                                                         Page 15

--------------------------------------------------------------------------------

                 Petroleum Geo-Services ASA and Subsidiaries(1)
                     Consolidated Statements of Cash Flows

=======================================================================================================
                                                                       Quarter ended        Year ended
                                                                          March 31,        December 31,
                                                                 --------------------------------------
                                                                     2006          2005          2005
                                                                   Unaudited     Unaudited     Audited
=======================================================================================================
                                                                        (In thousands of dollars)
CASH FLOWS (USED IN) PROVIDED BY OPERATING ACTIVITIES:
   Net income                                                        $  70,311     155,419  $   112,578
   Adjustments to reconcile net income (loss) to net
     cash provided by operating activities:
        Depreciation and amortization charged to expense                40,408      58,707      259,355
        Non-cash impairments and net gain on sale of subsidiaries            -    (150,318)    (151,807)
        Non-cash write-off of deferred debt issue costs                      -           -          363
        Non-cash other operating (income) expense, net                       -      (6,384)     (26,095)
        Premium on debt redemption and cost of refinancing expensed          -           -      106,952
        (Income) loss from associated companies                            (48)          -         (276)
        Provision for deferred income taxes                             22,676       7,000       10,965
        (Gain) loss on sale of assets                                   (1,804)      1,860        1,893
        Net (increase) decrease in restricted cash                      (4,486)         59        1,342
        Other items                                                         10        (299)      (1,418)
        (Increase) decrease in accounts receivable, net                  3,567      31,244      (52,338)
        (Increase) decrease in unbilled and other receivables          (55,839)    (23,120)     (21,893)
        (Increase) decrease in other current assets                     (3,126)      7,365       (7,453)
        (Increase) decrease in other long-lived assets                   1,299         279        7,738
        Increase (decrease) in accounts payable                         (9,494)    (38,517)      (7,625)
        Increase (decrease) in accrued expenses and income taxes        12,598      31,697       64,519
        payable
        Increase (decrease) in other long-term liabilities              (3,464)     (1,361)     (17,744)
----------------------------------------------------------             -------     -------      -------
   Net cash provided by operating activities                            72,608      73,631      279,056
----------------------------------------------------------             -------     -------      -------
CASH FLOWS (USED IN) PROVIDED BY INVESTING ACTIVITIES:
   Investment in multi-client library                                  (10,020)     (9,865)     (55,667)
   Capital expenditures                                                (54,462)    (15,155)     (90,490)
   Proceeds from sale of subsidiaries, net                              11,577     155,356      155,356
   Other items, net                                                      2,030        (530)       1,300
----------------------------------------------------------             -------     -------      -------
   Net cash (used in) provided by investing activities                 (50,875)    129,806       10,499
----------------------------------------------------------             -------     -------      -------
CASH FLOWS (USED IN) PROVIDED BY FINANCING ACTIVITIES:
   Proceeds from issuance of long-term debt                                  -           -      850,000
   Repayment of long-term debt                                          (3,437)     (1,503)  (1,009,152)
   Principal payments under capital leases                             (15,771)     (2,402)     (25,700)
   Net increase (decrease) in bank facility and short-term debt           (304)       (336)         712
   Premium on debt redemption and deferred debt issue costs                  -           -     (116,813)
----------------------------------------------------------             -------     -------      -------
   Net cash used in financing activities                               (19,512)     (4,241)    (300,953)
----------------------------------------------------------             -------     -------      -------
   Effect of exchange rate changes on cash                                   -         (10)         (80)
----------------------------------------------------------             -------     -------      -------
   Net increase (decrease) in cash and cash equivalents                  2,221     199,186      (11,478)
   Cash and cash equivalents at beginning of period                    121,464     132,942      132,942
----------------------------------------------------------             -------     -------      -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                            $123,685    $332,128  $   121,464
=======================================================================================================

(1) THIS INFORMATION HAS BEEN PREPARED BASED ON U.S. GAAP. THE 2006 AND 2005 INTERIM FINANCIAL INFORMATION IS UNAUDITED.



--------------------------------------------------------------------------------
                                                                         Page 16

              PETROLEUM GEO-SERVICES ASA (1) (2) (3) SUPPORT TABLES


GENERAL

The Company is a Norwegian limited liability company and has prepared its consolidated financial statements in accordance with accounting principles generally accepted ("GAAP") in the United States of America.

(1) Certain reclassifications have been made to prior period amounts to conform to the current presentation.

(2) Adjusted EBITDA, when used by the Company, means income before income tax expense and minority interest less, other financial items, debt redemption and refinancing costs, interest expense, income from associated companies, other operating (income) expense, net gain on sale of subsidiaries, imapirment of long-lived assets and depreciation and amortization. EBITDA may not be comparable to other similar titled measures from other companies. PGS has included Adjusted EBITDA as a supplemental disclosure because management believes that it provides useful information regarding PGS' ability to service debt and to fund capital expenditures and provides investors with a helpful measure for comparing its operating performance with that of other companies. Adjusted EBITDA is considered a non-U.S. GAAP measure.

(3) Pro forma revenues and Adjusted EBITDA are presented as if Pertra had not been part of the consolidated PGS group of companies for any of the periods presented. The pro forma information is a non-U.S. GAAP measure.



REVENUE DISTRIBUTION BY OPERATING SEGMENT

The distribution of our revenue by operating segment for the periods presented was as follows:


=======================================================================================================
                                                                       Quarter ended        Year ended
                                                                          March 31,        December 31,
                                                                 --------------------------------------
                                                                     2006          2005          2005
=======================================================================================================
                                                                        (In thousands of dollars)
   Revenue by operating segments:
      Marine Geophysical (A)                                      $ 248 606     $ 148 247    $ 724 682
      Onshore (B)                                                    62 535        37 015      152 539
      Production (C)                                                 66 518        67 712      280 677
      Pertra (a)                                                          -        36 742       36 742
      Reservoir/Shared Services/Corporate (b)                             -         6 968       19 418
      Elimination of inter-segment revenues (c)                        (158)      (11 698)     (17 732)
-------------------------------------------------------------------------------------------------------
      Total                                                       $ 377 501     $ 284 986  $ 1 196 326
-------------------------------------------------------------------------------------------------------
(a) Pertra AS sold March 1, 2005.
(b) PGS Reservoir AS sold August 31, 2005.
(c) Inter-segment revenues for Q1 2005 and the full year 2005 includes $10.5 million in inter-segment revenues to Pertra, which was sold March 1, 2005.

(A) Marine Geophysical revenue by service type:
    - Multi-client pre-funding                                    $   5 033     $   5 576  $    40 006
    - Multi-client late sales                                        50 493        42 247      218 781
    - Contract seismic                                              185 311        91 567      424 192
    - Other                                                           7 769         8 857       41 703
-------------------------------------------------------------------------------------------------------
    Total                                                         $ 248 606     $ 148 247  $   724 682
-------------------------------------------------------------------------------------------------------
(B) Onshore revenue by service type:
    - Multi-client pre-funding                                    $   2 967     $   7 275  $    16 148
    - Multi-client late sales                                         6 799         1 387       13 976
    - Contract seismic                                               52 769        28 353      122 415
-------------------------------------------------------------------------------------------------------
    Total                                                         $  62 535     $  37 015  $   152 539
-------------------------------------------------------------------------------------------------------
(C) Production revenue by vessel:
    - Petrojarl I                                                 $  11 803     $  14 064  $    53 394
    - Petrojarl Foinaven                                             22 293        21 563       89 191
    - Ramform Banff                                                  11 645        11 256       46 483
    - Petrojarl Varg                                                 19 940        20 544       89 920
    - Other                                                             837           285        1 689
-------------------------------------------------------------------------------------------------------
    Total                                                         $  66 518     $  67 712  $   280 677
-------------------------------------------------------------------------------------------------------



ADJUSTED EBITDA (2), BY QUARTER 2005
Adjusted EBITDA, for the quarters presented was as follows:

===================================================================================================================================
                                                                         Q1            Q2            Q3            Q4          2005
-------------------------------------------------------------  ------------  ------------  ------------  ------------  ------------
                                                                                    (In thousands of dollars)

Income (loss) before income tax expense and minority interest    $  167 960    $   27 950    $   34 391    $  (92 331)   $  137 970
Add back:
   Other financial items, net                                        (5 705)       (4 747)         (554)        5 088        (5 918)
   Debt redemption and refinancing costs                                  -         3 500             -       103 815       107 315
   Interest expense                                                  27 331        23 024        22 777        23 224        96 356
   Income (loss) from associated companies                                -            15            26          (317)         (276)
   ----------------------------------------------------------  ------------  ------------  ------------  ------------  ------------
   Operating profit                                                 189 586        49 742        56 640        39 479       335 447
   Other operating (income) expense, net                             (6 384)       (2 226)      (17 485)            -       (26 095)
   Net gain on sale of subsidiaries                                (150 318)          493         1 520        (8 077)     (156 382)
   Impairment of long-lived assets                                        -             -         4 575             -         4 575
   Depreciation and amortization                                     58 707        51 785        52 126        96 737       259 355
-------------------------------------------------------------  ------------  ------------  ------------  ------------  ------------
Adjusted EBITDA                                                  $   91 591    $   99 794    $   97 139    $  128 139    $  416 900
-------------------------------------------------------------  ------------  ------------  ------------  ------------  ------------


ADJUSTED EBITDA (2), BY QUARTER 2006
Adjusted EBITDA, for the quarters presented was as follows:

===========================================================================
                                                                    Q1 2006
-------------------------------------------------------------  ------------
                                                              (In thousands
                                                                of dollars)
Income before income tax expense and minority interest           $  100 131
Add back:
   Other financial items, net                                           112
   Interest expense                                                  18 290
   Income from associated companies                                     (48)
   ----------------------------------------------------------  ------------
   Operating profit                                                 118 485
   Depreciation and amortization                                     40 408
   ----------------------------------------------------------  ------------
Adjusted EBITDA                                                  $  158 893
-------------------------------------------------------------  ------------


ADJUSTED EBITDA (2), BY OPERATING SEGMENT

The distribution of Adjusted EBITDA by operating segment for the periods presented was as follows:

=======================================================================================================
                                                                       Quarter ended        Year ended
                                                                          March 31,        December 31,
                                                               ------------  ------------  ------------
                                                                     2006          2005          2005
-------------------------------------------------------------  ------------  ------------  ------------
                                                                        (In thousands of dollars)
Marine Geophysical:
   Operating profit (loss)                                       $  104 706    $   22 609    $  154 501
   Plus: Depreciation and amortization                               21 815        31 975       172 349
   Plus: Impairment of long.lived assets                                  -             -         4 575
   Plus: Other operating (income) expense, net                            -             -        (8 847)
   ----------------------------------------------------------  ------------  ------------  ------------
      Adjusted EBITDA, Marine Geophysical                           126 521        54 584       322 578
   ----------------------------------------------------------  ------------  ------------  ------------
Onshore:
   Operating profit (loss)                                       $    9 867    $    1 900    $   (9 803)
   Plus: Depreciation and amortization                                6 670         7 892        31 665
   Plus: Other operating (income) expense, net                            -             -             -
   ----------------------------------------------------------  ------------  ------------  ------------
      Adjusted EBITDA, Onshore                                       16 537         9 792        21 862
   ----------------------------------------------------------  ------------  ------------  ------------
Production:
   Operating profit (loss)                                       $   12 375    $   15 470    $   43 491
   Plus: Depreciation and amortization                               11 121        11 187        44 064
   Plus: Other operating (income) expense, net                            -             -             -
   ----------------------------------------------------------  ------------  ------------  ------------
      Adjusted EBITDA, Production                                    23 496        26 657        87 555
   ----------------------------------------------------------  ------------  ------------  ------------
Pertra:
   Operating profit (loss)                                       $        -    $   (1 507)   $   (1 507)
   Plus: Depreciation and amortization                                    -         6 710         6 710
   Plus: Other operating (income) expense, net                            -             -             -
   ----------------------------------------------------------  ------------  ------------  ------------
      Adjusted EBITDA, Pertra                                             -         5 203         5 203
   ----------------------------------------------------------  ------------  ------------  ------------
Reservoir/Shared Services/Corporate:
   Operating profit (loss)                                       $   (8 463)   $  151 114    $  148 765
   Plus: Depreciation and amortization                                  802           943         4 567
   Plus: Net gain on sale of subsidiaries                                 -      (150 318)     (156 382)
   Plus: Other operating (income) expense, net                            -        (6 384)      (17 248)
   ----------------------------------------------------------  ------------  ------------  ------------
      Adjusted EBITDA, Reservoir/Shared Services/Corporate           (7 661)       (4 645)      (20 298)
   ----------------------------------------------------------  ------------  ------------  ------------
Total Adjusted EBITDA:
   Operating profit (loss)                                       $  118 485    $  189 586    $  335 447
   Plus: Depreciation and amortization                               40 408        58 707       259 355
   Plus: Impairment of long-lived assets                                  -             -         4 575
   Plus: Net gain on sale of subsidiaries                                 -      (150 318)     (156 382)
   Plus: Other operating (income) expense, net                            -        (6 384)      (26 095)
-------------------------------------------------------------  ------------  ------------  ------------
      Adjusted EBITDA                                            $  158 893    $   91 591    $  416 900
-------------------------------------------------------------  ------------  ------------  ------------



DEPRECIATION AND AMORTIZATION

Depreciation and amortization consists of the following for the periods presented:

=======================================================================================================
                                                                       Quarter ended        Year ended
                                                                          March 31,        December 31,
                                                               ------------  ------------  ------------
                                                                     2006          2005          2005
-------------------------------------------------------------  ------------  ------------  ------------
                                                                        (In thousands of dollars)
   Gross depreciation                                            $   30 002    $   37 536    $  130 301
   Depreciation capitalized to MC library                               (67)         (780)       (5 415)
   Amortization of MC library                                        10 473        21 951       134 469
-------------------------------------------------------------  ------------  ------------  ------------
     Total                                                       $   40 408    $   58 707    $  259 355
-------------------------------------------------------------  ------------  ------------  ------------



OTHER OPERATING (INCOME) EXPENSE, NET
Other operating (income) expense, net consists of the following for the periods presented:

=======================================================================================================
                                                                       Quarter ended        Year ended
                                                                          March 31,        December 31,
                                                               ------------  ------------  ------------
                                                                     2006          2005          2005
-------------------------------------------------------------  ------------  ------------  ------------
                                                                        (In thousands of dollars)
   Release of contingent liability re UK lease                   $        -    $   (6 384)   $  (17 248)
   Gain on claim re equipment                                             -             -        (8 847)
-------------------------------------------------------------  ------------  ------------  ------------
      Total                                                      $        -    $   (6 384)   $  (26 095)
-------------------------------------------------------------  ------------  ------------  ------------


INTEREST EXPENSE
Interest expense consists of the following for the periods presented:


=======================================================================================================
                                                                       Quarter ended        Year ended
                                                                          March 31,        December 31,
                                                               ------------  ------------  ------------
                                                                     2006          2005          2005
-------------------------------------------------------------  ------------  ------------  ------------
                                                                         (In thousands of dollars)
   Interest expense, gross                                        $ (18 603)    $ (27 583)    $ (98 234)
   Capitalized interest                                                 313           252        1  878
-------------------------------------------------------------  ------------  ------------  ------------

     Total                                                        $ (18 290)    $ (27 331)    $ (96 356)
-------------------------------------------------------------  ------------  ------------  ------------

DEBT REDEMPTION AND REFINANCING COSTS

Debt redemption and refinancing costs consists of the following for the periods presented:

=======================================================================================================
                                                                       Quarter ended        Year ended
                                                                          March 31,        December 31,
                                                               ------------  ------------  ------------
                                                                     2006          2005          2005
-------------------------------------------------------------  ------------  ------------  ------------
                                                                         (In thousands of dollars)
Premium for debt redemption                                          $    -           $ -    $  105 404
Refinancing costs                                                         -             -         1 548
Write-off of deferred debit issue costs                                                             363
-------------------------------------------------------------  ------------  ------------  ------------
   Total                                                             $    -           $ -    $  107 315
-------------------------------------------------------------  ------------  ------------  ------------

OTHER FINANCIAL ITEMS, NET

Other financial items, net consists of the following for the periods presented:

=======================================================================================================
                                                                       Quarter ended        Year ended
                                                                          March 31,        December 31,
                                                               ------------  ------------  ------------
                                                                     2006          2005          2005
-------------------------------------------------------------  ------------  ------------  ------------
                                                                         (In thousands of dollars)
Interest income                                                $      2 519   $     1 517   $     7 442
Foreign curency gain                                                  1 774         2 733         4 098
Additional required interests relating to UK leases, net of
   amortization of deferred UK lease gain (a)                        (2 770)         (622)       (2 600)
Consent fee received for certain changes to UK                            -         3 000         3 000
Other                                                                (1 635)         (923)       (6 022)
-------------------------------------------------------------  ------------  ------------  ------------
   Total                                                        $      (112)  $     5 705   $     5 918
-------------------------------------------------------------  ------------  ------------  ------------


(a) Quarter ended March 31, 2006, includes a net expense of $1.8 million in a one-time settlement for further interest rate differential requirements, net of reversal of remaining deferred UK lease gain relatingRamform Challenger.


MULTI-CLIENT LIBRARY, NET
The net book-value of the multi-client library by year of completion is as follows:

=======================================================================================================
                                                                         March 31,         December 31,
                                                               ------------  ------------  ------------
                                                                     2006          2005          2005
-------------------------------------------------------------  ------------  ------------  ------------
                                                                         (In thousands of dollars)
Completed during 1999, and prior years                          $     4 978   $    19 824   $     6 251
Completed during 2000                                                 4 484        20 666         5 881
Completed during 2001                                                59 710       104 161        66 626
Completed during 2002                                                16 492        35 231        18 785
Completed during 2003                                                12 800        31 433        14 859
Completed during 2004                                                 4 199         9 847         4 347
Completed during 2005                                                 5 993         1 418         7 746
Completed during 2006                                                10 089             -             -
-------------------------------------------------------------  ------------  ------------  ------------
   Completed surveys                                                118 745       222 580       124 495
Surveys in progress                                                  16 184        10 782        21 676
-------------------------------------------------------------  ------------  ------------  ------------
   Multi-client library, net                                    $   134 929   $   233 362   $   146 171
-------------------------------------------------------------  ------------  ------------  ------------

Depreciation and interest capitalized into the multi-client library was as follows for the periods presented:

=======================================================================================================
                                                                       Quarter ended        Year ended
                                                                          March 31,        December 31,
                                                               ------------  ------------  ------------
                                                                     2006          2005          2005
-------------------------------------------------------------  ------------  ------------  ------------
                                                                         (In thousands of dollars)
   Capitalized depreciation                                     $        67   $       780   $     5 415
   Capitalized interest                                                 313           252         1 878
-------------------------------------------------------------  ------------  ------------  ------------

MULTI-CLIENT CASH FLOW, AS DEFINED (C)

Multi-client cash flow by segment for the periods presented was as follows:

=======================================================================================================
                                                                       Quarter ended        Year ended
                                                                          March 31,        December 31,
                                                               ------------  ------------  ------------
                                                                     2006          2005          2005
-------------------------------------------------------------  ------------  ------------  ------------
                                                                         (In thousands of dollars)
Marine Geophysical:
   Multi-client pre-funding (a)                                 $     5 033   $     5 576   $    40 006
   Multi-client late sales (a)                                       50 493        42 247       218 781
   Cash investment in multi-client library (b)                       (7 540)       (7 363)      (46 247)
-------------------------------------------------------------  ------------  ------------  ------------
   Multi-client cash flow, net                                  $    47 986   $    40 460   $   212 540
-------------------------------------------------------------  ------------  ------------  ------------
Onshore:
   Multi-client pre-funding (a)                                 $     2 967   $     7 275   $    16 148
   Multi-client late sales (a)                                        6 799         1 387        13 976
   Cash investment in multi-client library (b)                       (2 464)       (2 148)       (8 422)
-------------------------------------------------------------  ------------  ------------  ------------
   Multi-client cash flow, net                                  $     7 302   $     6 514   $    21 702
-------------------------------------------------------------  ------------  ------------  ------------
Reservoir/Elimination:
   Multi-client pre-funding (a)                                 $         -   $         -   $         -
   Multi-client late sales (a)                                            -           309         1 546
   Cash investment in multi-client library (b)                           (6)         (354)         (998)
-------------------------------------------------------------  ------------  ------------  ------------
   Multi-client cash flow, net                                  $        (6)  $       (45)  $       548
-------------------------------------------------------------  ------------  ------------  ------------
Total multi-client cash flow, net:
   Multi-client pre-funding (a)                                 $     8 000   $    12 851   $    56 154
   Multi-client late sales (a)                                       57 292        43 943       234 303
   Cash investment in multi-client library (b)                      (10 010)       (9 865)      (55 667)
-------------------------------------------------------------  ------------  ------------  ------------
   Multi-client cash flow, net                                  $    55 282   $    46 929   $   234 790
-------------------------------------------------------------  ------------  ------------  ------------

(a) See Revenue Distribution by Operating Segment above.
(b) See Consolidated Statements of Cash Flows.
(c) Defined as multi-client prefunding revenue plus multi-client late sales, less cash costs invested in multi-client library.


CAPITAL EXPENDITURES
Capital expenditures were as follows for the periods presented:

=======================================================================================================
                                                                       Quarter ended        Year ended
                                                                          March 31,        December 31,
                                                               ------------  ------------  ------------
                                                                     2006          2005          2005
-------------------------------------------------------------  ------------  ------------  ------------
                                                                         (In thousands of dollars)
   Marine Geophysical                                           $    16 959   $    11 380   $    72 195
   Onshore                                                            1 991           881        12 633
   Production                                                        35 018            11            11
   Petra                                                                  -           103           103
   Shared Services and Corporate                                        494         2 780         5 548
-------------------------------------------------------------  ------------  ------------  ------------
     Total                                                      $    54 462   $    15 155   $    90 490
-------------------------------------------------------------  ------------  ------------  ------------

CONSOLIDATED STATEMENTS OF OPERATIONS FOR
2005, BY QUARTER

===================================================================================================================================
                                                                     Q1           Q2            Q3            Q4           2005
-------------------------------------------------------------  ------------  ------------  ------------  ------------  ------------
                                                                                    (In thousands of dollars)
Revenues                                                        $   284 986   $   292 799   $   278 215   $   340 326   $ 1 196 326
-------------------------------------------------------------  ------------  ------------  ------------  ------------  ------------
   Cost of sales/Exploration costs                                  173 411       172 501       162 535       193 641       702 088
   Research and development costs                                     2 518         2 212         2 591         2 597         9 918
   Selling, general and administrative                               17 466        18 292        15 713        15 949        67 420
-------------------------------------------------------------  ------------  ------------  ------------  ------------  ------------
     Operating expenses before
     depreciation, amortization,
        impairment of long-lived assets,
        net gain on sale of subsidiaries and other operating
        (income) expense, net                                       193 395       193 005       180 839       212 187       779 426
   Depreciation and amortization                                     58 707        51 785        52 126        96 737       259 355
   Impairment of long-lived assets                                        -             -         4 575             -         4 575
   Net gain on sale of subsidiaries                                (150 318)          493         1 520        (8 077)     (156 382)
   Other operating (income) expense, net                             (6 384)       (2 226)      (17 485)            -       (26 095)
-------------------------------------------------------------  ------------  ------------  ------------  ------------  ------------
   Operating profit                                                 189 586        49 742        56 640        39 479       335 447
   Income (loss) from associated companies                                -           (15)          (26)          317           276
   Interest expense                                                 (27 331)      (23 024)      (22 777)      (23 224)      (96 356)
   Debt redemption and refinancing costs                                  -             -             -      (107 315)     (107 315)
   Other financial items, net                                         5 705         1 247           554        (1 588)        5 918
-------------------------------------------------------------  ------------  ------------  ------------  ------------  ------------
   Income (loss) before income tax expense and minority
   interest                                                         167 960        27 950        34 391       (92 331)      137 970
   Income tax expense                                               (12 185)       (2 413)      (11 958)        4 729       (21 827)
   Minority interest                                                   (356)       (1 791)           13        (1 931)       (4 065)
   Income from discontinued operations, net of tax                        -             -             -           500           500
-------------------------------------------------------------  ------------  ------------  ------------  ------------  ------------
    NET INCOME (LOSS)                                           $   155 419   $    23 746   $    22 446   $   (89 033)  $   112 578
-------------------------------------------------------------  ------------  ------------  ------------  ------------  ------------

SHAREHOLDERS' EQUITY

===================================================================================================================================
                                                                                                         Accumulated
                                                         Common stock        Additional    Accumulated      other
                                                 --------------------------    paid-in      earnings/   comprehensive  Shareholders'
                                                    Number       Par value     capital      (deficit)   income (loss)     equity
-----------------------------------------------  ------------  ------------  ------------  ------------  ------------  ------------
                                                                (In thousands of dollars, except for share data)
   Balance at December 31, 2004                    20 000 000    $   85 714   $   277 427   $  (144 683)  $     4 449   $   222 907
   Share split June 8, 2005                        40 000 000
   Net income                                               -             -             -       112 578             -       112 578
   Other comprehensive (loss), net                          -             -             -             -        (6 210)       (6 210)
-----------------------------------------------  ------------  ------------  ------------  ------------  ------------  ------------
   Balance at December 31, 2005                    60 000 000        85 714       277 427       (32 105)       (1 761)      329 275
   Net income                                               -             -             -        70 311             -        70 311
   Other comprehensive income, net                          -             -             -             -         5 328         5 328
-----------------------------------------------  ------------  ------------  ------------  ------------  ------------  ------------
   BALANCE AT MARCH 31, 2006                       60 000 000   $    85 714   $   277 427  $     38 206   $     3 567   $   404 914
-----------------------------------------------  ------------  ------------  ------------  ------------  ------------  ------------

PRO FORMA REVENUES (3), BY QUARTER
Reconciliation of pro forma revenues:

=====================================================================================================================

   For 2005:                                          Q1            Q2             Q3           Q4          2005
-----------------------------------------------  ------------  ------------  ------------  ------------  ------------
                                                                     (In thousands of dollars)
   Revenues as reported                           $   284 986   $   292 799   $   278 215   $   340 326   $ 1 196 326
   Less Pertra                                        (36 742)            -             -             -       (36 742)
   Plus inter-segment revenue to Pertra (a)            10 468             -             -             -        10 468
-----------------------------------------------  ------------  ------------  ------------  ------------  ------------
     Pro forma revenues                           $   258 712   $   292 799   $   278 215   $   340 326   $ 1 170 052
-----------------------------------------------  ------------  ------------  ------------  ------------  ------------

   (a) Converted to external revenue.

PRO FORMA OPERATING PROFIT (3)
Reconciliation of pro forma operating
profit:

=====================================================================================================================

   For 2005:                                          Q1            Q2             Q3           Q4          2005
-----------------------------------------------  ------------  ------------  ------------  ------------  ------------
                                                                     (In thousands of dollars)
   Operating profit as reported                   $   189 586   $    49 742   $    56 640   $    39 479   $   335 447
   Less Pertra                                          1 507             -             -             -         1 507
   Less gain on sale of Pertra                       (150 318)          493             -        (8 077)     (157 902)
   Adjust for inter-segment profits relating to        (1 391)            -             -             -        (1 391)
   Pertra (a)
-----------------------------------------------  ------------  ------------  ------------  ------------  ------------
     Pro forma operating profit                   $    39 384   $    50 235   $    56 640   $    31 402   $   177 661
-----------------------------------------------  ------------  ------------  ------------  ------------  ------------

(a) Included in the segment "Reservoir/Shared Services/Corporate" in the EBITDA by segment table presented above.

PRO FORMA ADJUSTED EBITDA (3), BY QUARTER
Reconciliation of pro forma Adjusted
EBITDA:

=====================================================================================================================

   For 2005:                                          Q1            Q2             Q3           Q4          2005
-----------------------------------------------  ------------  ------------  ------------  ------------  ------------
                                                                     (In thousands of dollars)
   Adjusted EBITDA as reported                    $    91 591   $    99 794   $    97 376   $   128 139   $   416 900
   Less Pertra                                         (5 203)            -             -             -        (5 203)
   Plus Pertra effect on intercompany (a)              (1 391)            -             -             -        (1 391)
-----------------------------------------------  ------------  ------------  ------------  ------------  ------------
   Pro forma Adjusted EBITDA                      $    84 997   $    99 794   $    97 376   $   128 139   $   410 306
-----------------------------------------------  ------------  ------------  ------------  ------------  ------------

(a) Included in the segment "Reservoir/Shared Services/Corporate" in the EBITDA by segment table presented above.

NET INTEREST BEARING DEBT
Reconciliation of net interest bearing debt:

=======================================================================================================
                                                                       Quarter ended        Year ended
                                                                          March 31,        December 31,
                                                               ------------  ------------  ------------
                                                                     2006          2005          2005
-------------------------------------------------------------  ------------  ------------  ------------
                                                                         (In thousands of dollars)
   Shares available for sale and investment in                  $     6 729   $     8 071   $    13 222
   securities
   Less shares available for sale                                    (6 729)       (8 071)       (7 631)
-------------------------------------------------------------  ------------  ------------  ------------
     Investment in securities                                             -             -         5 591
   Cash and cash equivalents                                        123 685       332 128       121 464
   Restricted cash (current and long-term)                           28 994        35 432        24 508
   Short-term debt and current portion of                           (22 790)     (193 474)      (24 406)
   long-term debt
   Capital lease obligations (current and long-term)                (18 485)      (56 337)      (33 700)
   Long-term debt                                                  (920 009)     (909 667)     (922 134)
-------------------------------------------------------------  ------------  ------------  ------------
     Total                                                      $  (808 605)  $  (791 918)  $  (828 677)
-------------------------------------------------------------  ------------  ------------  ------------

                    PGS UNAUDITED N GAAP FINANCIAL STATEMENTS

The following supplemental Satements of Operations, Consolidated Balance Sheets and Consolidated Statements of Cash Flows are based on Norwegian GAAP (N GAAP) and filed with Oslo Stock Exchange to comply with statutory requirements. The financial statements have been prepared based on the same N GAAP accounting policies used for and disclosed in the Company's N GAAP financial statements for 2005.

As previously reported, the financial statements prepared in accordance with N GAAP are different from those prepared in accordance with U.S. GAAP in certain material respects. Under fresh-start reporting, adopted effective November 1, 2003 for U.S. GAAP reporting purpose, the Company recorded assets and liabilities at estimated fair values creating a large number of differences compared to N GAAP financial statements, which are on an historical cost basis. In addition there are certain other differences in accounting policies, including different impairments rules and different criteria for hedge accounting.



                 CONSOLIDATED STATEMENTS OF OPERATIONS - N GAAP

=======================================================================================================
                                                                       Quarter ended        Year ended
                                                                          March 31,        December 31,
                                                               ------------  ------------  ------------
                                                                    2006          2005         2005
                                                                 Unaudited     Unaudited     Audited
-------------------------------------------------------------  ------------  ------------  ------------
                                                                         (In thousands of dollars)
   Revenues                                                     $   377 461   $   282 606   $ 1 193 985
-------------------------------------------------------------  ------------  ------------  ------------
   Cost of sales                                                    197 437       172 857       703 099
   Research and development costs                                     3 320         2 518         9 918
   Selling, general and administrative costs                         17 519        17 524        68 154
-------------------------------------------------------------  ------------  ------------  ------------
     Operating expenses before depreciation, amortization,
         impairment (reversal) of long-lived assets, net gain
         on sale of subsidiaries and other operating (income)
         expense, net                                               218 276       192 899       781 171
   Depreciation and amortization                                     43 568        54 123       280 173
   Impairment (reversal) of long-lived assets                             -             -      (305 417)
   Net gain on sale of subsidiaries                                       -      (151 094)     (157 384)
   Other operating (income) expense, net                                  -             -        13 643
-------------------------------------------------------------  ------------  ------------  ------------
        Operating profit                                            115 617       186 678       581 799
   Income from associated companies                                      48             -           276
   Interest expense                                                 (18 392)      (27 442)      (96 799)
   Debt redemption and refinancing costs                                  -             -      (107 315)
   Other financial items, net                                        (4 007)        4 012        (2 733)
-------------------------------------------------------------  ------------  ------------  ------------
   Income before income tax expense (benefit)                        93 266       163 248       375 228
   Income tax expense (benefit)                                      18 882         4 495        (3 373)
   Income from discontinued operations, net of tax                    3 000             -           500
-------------------------------------------------------------  ------------  ------------  ------------
     NET INCOME                                                 $    77 384   $   158 753   $   379 101
-------------------------------------------------------------  ------------  ------------  ------------
Herof minority interest                                         $        58   $       356   $     4 065
-------------------------------------------------------------  ------------  ------------  ------------
Herof majority interest                                         $    77 326   $   158 397   $   375 036
-------------------------------------------------------------  ------------  ------------  ------------

                      CONSOLIDATED BALANCE SHEETS - N GAAP

=======================================================================================================
                                                                          March 31,        December 31,
                                                               ------------  ------------  ------------
                                                                    2006          2005         2005
                                                                 Unaudited     Unaudited     Audited
-------------------------------------------------------------  ------------  ------------  ------------
                                                                         (In thousands of dollars)
ASSETS
Long-term assets:
   Multi-client library, net                                    $   137 650   $   231 451   $   137 000
   Other long-lived intangible assets                                 1 850         2 164         1 982
   Deferred tax assets                                               11 066             -        20 000
   Property and equipment, net                                    1 336 202     1 026 998     1 314 879
   Oil and natural gas assets, net                                      836             -            98
   Restricted cash                                                   10 014        10 014        10 014
   Investments in associated companies                                5 812         5 720         5 935
   Other financial assets                                            41 078        28 073        37 133
-------------------------------------------------------------  ------------  ------------  ------------
Total long-term assets                                            1 544 508     1 304 420     1 527 041
-------------------------------------------------------------  ------------  ------------  ------------
Current assets:
   Accounts receivable, net                                         326 222       190 672       281 406
   Other current assets                                              70 863        53 141        67 737
   Shares available for sale and investments in securities            6 729         8 071        13 222
   Restricted cash                                                   18 980        25 418        14 494
   Cash and cash equivalents                                        123 685       332 128       121 464
-------------------------------------------------------------  ------------  ------------  ------------
Total current assets                                                546 479       609 430       498 323
-------------------------------------------------------------  ------------  ------------  ------------
     Total assets                                               $ 2 090 987   $ 1 913 850   $ 2 025 364
-------------------------------------------------------------  ------------  ------------  ------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity:
   Paid in capital:
        Common stock; 60,000,000 shares authorized, issued
        and outstanding, par value NOK 10, at March 31, 2006
        and December 31, 2005 and 20,000,000 shares
        authorized, issued and outstanding, par value
        NOK 30, at March 31, 2005                               $    85 714   $    85 714   $    85 714
   Additional paid in capital                                       287 576       287 576       287 576
-------------------------------------------------------------  ------------  ------------  ------------
     Total paid in capital                                          373 290       373 290       373 290
   Other equity                                                     381 255        85 148       298 601
   Minority interest                                                  1 050         1 266         1 049
-------------------------------------------------------------  ------------  ------------  ------------
Total shareholders' equity                                          755 595       459 704       672 940
-------------------------------------------------------------  ------------  ------------  ------------
Debt:
   Accruals for long-term liabilities:
   Deferred tax liabilities                                             390           365           497
   Other long-term liabilities                                      104 660        93 087       105 702
-------------------------------------------------------------  ------------  ------------  ------------
Total accruals for long-term liabilities                            105 050        93 452       106 199
-------------------------------------------------------------  ------------  ------------  ------------
   Other long-term debt:
   Long-term capital lease obligations                               11 906        17 301        13 205
   Long-term debt                                                   920 009       909 667       922 134
-------------------------------------------------------------  ------------  ------------  ------------
Total other long-term debt                                          931 915       926 968       935 339
-------------------------------------------------------------  ------------  ------------  ------------
Current liabilities:
   Short-term debt and current portion of long-term debt             22 790       193 474        24 406
   Current portion of capital lease obligations                       6 579        39 036        20 495
   Accounts payable                                                  64 791        43 393        74 285
   Accrued expenses                                                 170 398       144 694       164 327
   Income taxes payable                                              32 845        13 129        26 318
   Deferred tax liability                                             1 024             -         1 055
-------------------------------------------------------------  ------------  ------------  ------------
Total current liabilities                                           298 427       433 726       310 886
-------------------------------------------------------------  ------------  ------------  ------------
        Total liabilities and shareholders' equity              $ 2 090 987   $ 1 913 850   $ 2 025 364
-------------------------------------------------------------  ------------  ------------  ------------

                 CONSOLIDATED STATEMENTS OF CASH FLOWS - N GAAP

=======================================================================================================
                                                                       Quarter ended        Year ended
                                                                          March 31,        December 31,
                                                               ------------  ------------  ------------
                                                                    2006          2005         2005
                                                                 Unaudited     Unaudited     Audited
-------------------------------------------------------------  ------------  ------------  ------------
                                                                         (In thousands of dollars)
Cash flows (used in) provided by operating
activities:
Net income, majority interest                                   $    77 326   $   158 397   $   375 036
Adjustments to reconcile net income to net cash
provided by operating activities:
     Depreciation and amortization charged to expense                43 568        54 123       280 173
     Non-cash impairments, net and net gain on sale                       -      (151 094)     (462 801)
     of subsidiaries
     Non-cash write-off of deferred debt issue costs                      -             -           363
     Non-cash other operating (income) expense, net                       -             -        13 643
     Premium on debt redemption and cost of refinancing                   -             -       106 952
     expensed
     Provision (benefit) for deferred income taxes                    8 796        (4 301)      (23 116)
     Changes in current assets, current liabilities and other       (50 884)       14 587       (14 256)
     (Gain) loss on sale of assets                                   (1 712)        1 860         1 720
     Net (increase) decrease in restricted cash                      (4 486)           59         1 342
-------------------------------------------------------------  ------------  ------------  ------------
Net cash provided by operating activities                            72 608        73 631       279 056
-------------------------------------------------------------  ------------  ------------  ------------
Cash flows (used in) provided by investing activities:
     Investment in multi-client library                             (10 020)       (9 865)      (55 667)
     Capital expenditures                                           (54 462)      (15 155)      (90 490)
     Proceeds from sale of subsidiaries, net                         11 577       155 356       155 356
     Other items, net                                                 2 030          (530)        1 300
-------------------------------------------------------------  ------------  ------------  ------------
Net cash (used in) provided by investing activities                 (50 875)      129 806        10 499
-------------------------------------------------------------  ------------  ------------  ------------
Cash flows (used in) provided financing activities:
     Proceeds from issuance of long-term debt                             -             -       850 000
     Repayment of long-term debt                                     (3 437)       (1 503)   (1 009 152)
     Principal payments under capital leases                        (15 771)       (2 402)      (25 700)
     Net increase (decrease) in bank facility and                      (304)         (336)          712
     short-term debt
     Premium on debt redemption and deferred debt issue costs             -             -      (116 813)
-------------------------------------------------------------  ------------  ------------  ------------
Net cash used in financing activities                               (19 512)       (4 241)     (300 953)
-------------------------------------------------------------  ------------  ------------  ------------
Effect of exchange rate changes on cash                                   -           (10)          (80)
-------------------------------------------------------------  ------------  ------------  ------------
     Net increase (decrese) in cash and cash equivalents              2 221       199 186       (11 478)
     Cash and cash equivalents at beginning of period               121 464       132 942       132 942
-------------------------------------------------------------  ------------  ------------  ------------
Cash and cash equivalents at end of period                      $   123 685   $   332 128   $   121 464
-------------------------------------------------------------  ------------  ------------  ------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              PETROLEUM GEO-SERVICES ASA
                                       -----------------------------------------
                                                     (Registrant)

     May 9, 2006                            /s/ CHRISTOPHER MOLLERLOKKEN
------------------------               -----------------------------------------
        (Date)                                 Christopher Mollerlokken
                                              Investor Relations Manager